January 15, 2009
VIA IDEA
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Echo Therapeutics, Inc. (the “Company”) Form 10-KSB for the Year Ended December 31, 2007 Filed March 31, 2008 Form 10-Q for the Quarter Ended September 30, 2008 File No. 000-23017
Ladies and Gentlemen:
     We are submitting this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 9, 2008 to Mr. Harry G. Mitchell, our Chief Financial Officer, relating to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 (the “Annual Report”), and in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 (the “Quarterly Report”). The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. References to page numbers in the responses refer to the page numbers in the Annual Report or Quarterly Report, as indicated.
Form 10-KSB for the Year Ended December 31, 2007
Liquidity and Capital Resources. Page 23
COMMENT 1. [We note that you have approximately $1.2 million of cash on hand at December 31, 2007 and will need significant additional cash in order to bring your products to market. Please tell us and expand your discussion of liquidity and capital resources in future filings to specifically discuss your plans to generate sufficient liquidity, financing needs and expected sources of this financing, including the following:
•	Your plan of operation for the next twelve months;

•	The effect of the current economic conditions on your operating plans;

•	A summary of any product research and development that you will perform for the term of the plan;

•	An indication of the amount of cash that will be required to bring your products under development to market;

•	Any expected purchase or sale of plant and significant equipment; and

•	Any expected significant changes in the number of employees.

     Refer to item 303 Regulation S-B and FRC 607.02]
RESPONSE:
Plan of operation for the next twelve months
In response to the Staff’s comment, to date we have financed our operations through private sales of our common stock and preferred stock, the issuance of convertible promissory notes and secured promissory notes, and cash received from the exercise of common stock purchase options and warrants.
Our financing activities during the period January 1 through November 15, 2008 are as follows:
As of March 25, 2008, we had cash and cash equivalents of approximately $1,300,000. During the three months ended March 31, 2008, we had financing activities that raised gross proceeds of approximately $1,300,000 through the issuance of Senior Convertible Notes and Warrants in the amount of $700,000, Secured Notes and Warrants in the amount of $500,000 and through the exercise of common stock purchase warrants in the amount of approximately $106,000.
As of August 5, 2008, we had cash and cash equivalents of approximately $830,000. During the three months ended June 30, 2008 we had financing activities that raised gross proceeds of approximately $1,600,000 through the issuance of Secured Notes and Warrants in the amount of $1,500,000 and through the exercise of common stock purchase warrants in the amount of approximately $8,000.
As of November 10, 2008, we had approximately $667,000 of cash and cash equivalents. During the three months ended September 30, 2008, we had no proceeds from financing activities. During the period October 1, 2008 through November 10, 2008, we had financing activities that raised gross proceeds of approximately $767,000 through the issuance of Series A-1 Convertible Preferred Stock and Warrants.
As management, we continue to aggressively pursue additional financing from existing relationships (prior shareholders, investors and lenders) and from new investors. During 2008, we engaged an investment banking firm to assist us with these efforts. Our ability to incur additional indebtedness is limited due to the need to obtain consent of the lender under the terms of our Secured Notes. Accordingly, we have relied primarily on raising equity capital in order to continue our operations.
Operating Plan
Our Company, Echo Therapeutics, Inc., is a medical device and specialty pharmaceutical company. We are developing a non-invasive, wireless, transdermal continuous glucose monitoring (tCGM) system for people with diabetes and for use in hospital critical care units, together with transdermal reformulations of specialty pharmaceutical products previously approved by the United States Food and Drug Administration (FDA).

Medical Devices: We are principally involved with product development and clinical studies for our tCGM System. Presently, we have completed development of our prototype tCGM System, including our proprietary skin permeation system and have engaged several development, engineering and manufacturing firms to assist us with all necessary final development efforts in connection with our plan to obtain regulatory approval through the FDA. We have completed several clinical studies over the past two years for the use of our tCGM System in critical care (hospital) and diabetes home use environments. We have engaged a consulting firm to evaluate our regulatory strategy for obtaining marketing approval from the FDA of our tCGM System. In order to complete our product development, clinical development programs and to obtain regulatory approval for our tCGM System, we will be required to raise substantial additional financing.
Continuous Glucose Monitoring: — A continuous glucose monitoring system will improve disease management for people with diabetes and those in critical care environments. A product that meets or exceeds the development requirements has the potential to leap frog the competition in all point of care (POC) glucose testing market segments. Our technology and product engineering in development can be applied to a critical care monitoring focus and a patient home-use monitoring system for Diabetics. Much of the technology for these markets will be developed in parallel. There is a significant unmet clinical need for a continuous glucose monitor in critical care and eventually on a hospital-wide basis. Presently, hospitals are not using CGM’s in hospital environments and are limited to using hand-held glucometers and labs to monitor one-point-in-time glucose readings under a pre-determined protocol. Additionally, the critical care monitoring product has fewer market barriers and technology risks than the Diabetic patient home use product, in addition to a potentially shortened regulatory path. Consequently, our strategic development focus is initially on the critical care monitoring product; however, technology evolution and clinical awareness achieved with this first product focus will support the development and regulatory approval process for the patient home-use monitoring system for Diabetics. This product strategy supports our technology/product evolution and our successful, to date, stepping stone regulatory approval strategy.
     Our Symphony™ tCGM System is a next-generation, non-invasive (needle-free), wireless tCGM system designed to provide reliable, continuous blood glucose data conveniently and cost-effectively. Symphony incorporates our skin permeation device — The Prelude™ SkinPrep System — that includes our patented feedback software for optimal skin permeation control, and our biosensor and hydrogel technologies to detect and track glucose patterns that could assist a physician with his determination of a treatment regimen for diabetics and critically ill patients in a hospital environment. Symphony is particularly suited for continuous monitoring of glucose due to several factors including: needle-free, portability, low-cost and easy-to-use. All existing FDA-approved continuous glucose monitoring (CGM) systems in the market are needle-based, requiring injection of a glucose sensor under the patient’s skin, which injections may result in infection, inflammation or bleeding at the injection site.

     [**]
Specialty Pharmaceuticals: — Our specialty pharmaceuticals pipeline is based on our proprietary AzoneTS™ transdermal drug reformulation technology. We believe that, despite their commercial success in large, chronic markets, many FDA-approved products with safety, efficacy and/or patient comfort and convenience issues that limit or prohibit their full commercial potential are amenable to our AzoneTS reformulation technology focused on improved dermal penetration. We are leveraging our AzoneTS dermal penetration technology to engineer and develop a broad range novel topical reformulations of commercially successful, FDA-approved products, generally in accordance with the FDA’s Section 505(b)(2) guidelines. Our lead AzoneTS product candidate is Durhalieve™, an AzoneTS topical reformulation of triamcinolone acetonide. Durhalieve is covered by our New Drug Application (NDA) on file with the FDA for treatment of corticosteroid-responsive dermatoses. Also, we believe that Durhalieve has the potential to be an effective topical (needle-free) treatment for keloid scarring.
The Company has engaged a clinical research organization to advise and manage the final product development requirements for its Durhalieve drug candidate. Presently, the Company is working to satisfy the FDA’s remaining manufacturing and clinical study requirements necessary to secure FDA approval of Durhalieve.
     [**]
Effect of the current economic conditions on our operating plans
     The current economic conditions have had a significant impact on our ability to raise necessary capital to fund our product development and clinical programs in accordance with our original projected level of operations. We believe that uncertainties in the financial (equity and debt) markets have limited the availability of financing for the Company. For the next twelve months, our product development, clinical programs and FDA meetings and communication plans will be conducted to the extent possible based on available funding from investors. Without sufficient funding for our programs, our progress to obtain regulatory approval may not be achieved in the next [**] for our medical device product Symphony tCGM System or, in the next [**] for our specialty pharmaceutical candidate Durhalieve.
Summary of our product research and development that will be performed for the term of our Plan
The following are planned product research and development over the next [**].
Symphony™ tCGM System, Including Prelude™ SkinPrep System:

**	Echo Therapeutics, Inc. has requested confidential treatment of this competitive and financial information, the disclosure of which could result in competitive harm.

     [**]
In addition to the above product development activities, the final documentation and activities in connection with the Pivotal Clinical Trial are as follows:
     [**]
Specialty Pharmaceuticals:
Durhalieve for Corticosteroid-responsive Dermatoses Indication
     [**]
Durhalieve Keloid Scarring Indication
     [**]
Additional AzoneTS Drug Candidates
     [**]
The amount of cash that will be required to bring our products under development to market
Symphony tCGM System
We project cash requirements of approximately [**] to allow completion of all product development, clinical trials and completion of our regulatory process. This amount does not include sales, marketing or other related costs or any unexpected regulatory requirements that may cause a delay in reaching the market and related increased costs.
Durhalieve Drug Candidates
Corticosteroid-responsive Dermatoses and Keloid Scarring Indications
We project cash requirements ranging between approximately [**] to allow completion of all manufacturing stability testing, final clinical trials and satisfaction of our regulatory process. These amounts do not include sales, marketing or other related costs or any unexpected regulatory requirements that may cause a delay in reaching the market and related increased costs.
Additional AzoneTS Drug Candidates
We cannot project the necessary cash requirements for these early stage drug candidates at this time.
Any expected purchase or sale of plant and significant equipment
We conduct our operations in leased facilities and have agreed to a lease through March 2010 with an option for an extension of an additional year. Our property and equipment does not include manufacturing machinery and is limited to laboratory testing equipment, office furniture and computer systems (network hardware and software and employee desk top systems). We do not anticipate any significant purchases or sales of property and equipment during the next 12 months.
Any expected significant changes in the number of employees
We presently have eleven (11) employees and five (5) independent contractor arrangements with consultants. In addition to these individuals, we utilize outside contract engineering and contract manufacturing firms to support our operations. In addition, we have engaged a clinical research organization and several consulting firms involved with regulatory strategy and clinical trial planning. We believe that with sufficient funding during the next 12 months, we will increase the number of employees in the areas of clinical research and testing, customer development and product marketing. However, we anticipate that no hiring of additional employees will occur until sufficient funding has been obtained.
Form 10-KSB for the Year Ended December 31, 2007
Critical Accounting Policies and Estimates, Page 20
COMMENT 2. [For your purchased research and development in the acquisition of ETI, please tell us and disclose the following in future filings:
•	Nature of products acquired;

•	Summary of values assigned to purchased research and development by technology / product;

•	Status of the development of the work at acquisition date;

•	Nature and timing of remaining efforts for completion, including estimated completion date;

•	Value and risks of the purchased research and development;

•	How periods subsequent to the acquisition may have been affected by the completion of the project and introduction of the technology, including an update of the status of the projects.]
RESPONSE:
In response to the Staff’s comment, we note that the purchased research and development in connection with the acquisition of ETI and presented on page 22 of Form 10-KSB for the year ended December 31, 2007 relates to seven (7) new pharmaceutical product candidates using our AzoneTS reformulation technology. These product candidates are in early stages of product development, and technological feasibility has not been achieved. There are no alternative uses of these product candidates and no reliable estimates of future cash flows for them. Accordingly, we determined that we may not realize any financial benefits, and therefore no capitalizable value was assigned to these product candidates in connection with the acquisition of ETI. Throughout 2008, we were not successful in raising sufficient capital for development efforts for these seven (7) product candidates and we have had limited development progress with respect to those products since the time of the acquisition. The amount of purchased research and development in the Consolidated Statement of Operations for the year ended December 31, 2007 represented the excess value of the acquisition value of approximately $16.9 million over the fair value of the identifiable intangible assets and other assets of approximately $10.0 million. For a discussion of the product candidates related to the recorded intangible assets, see our response to Comment 7 below.
Nature of products acquired
AzoneTS is a nontoxic, nonirritating skin penetration enhancer that is intended to enable topical application of FDA-approved prescription medications, including pharmaceutical products that previously could only be administered systemically. AzoneTS increases lipid membrane fluidity in the stratum corneum, thereby decreasing the diffusion resistance to topically applied therapeutics. AzoneTS is a chemical combination of pyrolidone and decylmethyl sulfoxide, both of which alone act as weak penetration enhancers. Our proprietary synergistic chemical combination enables AzoneTS to be a highly effective skin penetration enhancer at low concentration levels. When combined with AzoneTS, we believe the penetration of numerous commercially successful, FDA-approved drugs can be substantially improved from two to more than twenty fold. AzoneTS has been used as a penetration enhancer in 32 human clinical studies, 72 animal studies, and has proven to be a safe, nonirritating and clinically effective transdermal penetration enhancer. We believe that, despite their commercial success in large, chronic markets, many FDA-approved products with safety, efficacy and/or patient comfort and convenience issues that limit or prohibit their full commercial potential are amenable to our AzoneTS reformulation technology focused on improved dermal penetration.
Capitalizable Specialty Pharmaceutical Products
Our most advanced AzoneTS product candidate is Durhalieve, a topical AzoneTS formulation of triamcinolone acetonide, a widely-used, medium potency corticosteroid approved by FDA for treatment of corticosteroid-responsive dermatoses. At the acquisition date, we had filed a New Drug Application (NDA) with FDA seeking market approval for Durhalieve for the treatment of corticosteroid-responsive dermatoses. We are now working to satisfy the remaining clinical and manufacturing requirements necessary to secure FDA approval of Durhalieve.
Our current formulation of Durhalieve may also prove efficacious in treating hypertrophic and keloid scars. We believe AzoneTS may allow sufficient intralesional penetration of triamcinolone, similar to the current standard of care — intralesional injections of 10-40 mg (10-mg/mL or 40-mg/mL formulations) triamcinolone with a 25-27 gauge needle every 4 to 6 weeks. Durhalieve could offer a convenient, needle-free alternative to frequent intralesional injections. FDA approval for this indication could be secured through an sNDA to our existing NDA under review by the FDA. At acquisition date, an Investigational New Drug Application (IND) was being prepared for submission to FDA to initiate Phase 2 clinical development of Durhalieve as a treatment for keloid scarring.

Purchased Research and Development Product Candidates
We acquired rights to several additional AzoneTS reformulation drug candidates, many of which were undergoing feasibility studies at the acquisition date, including:
•	terbinafine for the treatment of onycomycosis;

•	mometasone for the treatment of nail psoriasis;

•	fluocinonide for the treatment of dermatoses;

•	fluocinolone for the treatment of psoriasis;

•	ibuprofen for the treatment of osteoarthritis;

•	lidocaine for use as a topical analgesia; and

•	doxepin for use as a topical acne treatment.
Summary of values assigned to purchased research and development by technology / product
We assigned the value of $6,994,578 to purchased research and development and recorded as an Operating Expense in the Consolidated Statements of Operations for the year ended December 31, 2007. We allocated this amount in the aggregate to the new pharmaceutical product candidates using our AzoneTS reformulation technology and outlined above.
Status of the development of the work at acquisition date
Please refer to the section above entitled “Nature of products acquired” for a summary of the status of the development of the work at acquisition date.
Nature and timing of remaining efforts for completion, including estimated completion date
Durhalieve for the treatment of corticosteroid-responsive dermatoses:
In order to satisfy clinical and manufacturing requirements necessary to secure FDA approval of Durhalieve for the treatment of corticosteroid-responsive dermatoses, we believe that the following key activities must take place:
     [**]
We anticipate that these activities will be conducted over the next [**]; therefore, we project that product development will be completed between [**]. The availability of sufficient funding and the results of our formulation studies may result in adjustments to our projected timelines. Our estimate does not include FDA’s review and approval time of the NDA or post-approval activities necessary to bring this product to market.

Durhalieve for the treatment of keloid scarring:
In order to complete development and secure FDA approval of Durhalieve for the treatment of keloid scarring, we believe that the following key activities must take place:
     [**]
Based upon the information currently available to us, we anticipate that these activities will be conducted over the next [**]; therefore, we project that product development will be completed between [**]. The availability of funding, the design and results of our clinical trials, and the ongoing Durhalieve formulation work may result in adjustments to our projected timelines. At the time of acquisition, we had projected that we would complete product development in [**]; however, we have updated those projections based on the lack of available sufficient funding, our decision to optimize the Durhalieve formulation before conducting Phase 2 and Phase 3 clinical trials for the keloid scarring indication, and our strategic decision to focus our pharmaceutical development efforts on Durhalieve for the treatment of corticosteroid-responsive dermatoses. Our estimate does not include FDA’s review and approval time of the NDA or post-approval activities necessary to bring this product to market.
Purchased Research and Development Product Candidates:
The purchased research and development product candidates are in a very early stage of drug development; therefore, we are currently unable to determine the nature and timing of the efforts that would be required to complete development of those products that successfully complete our ongoing reformulation feasibility studies. We plan to submit an Investigational New Drug (IND) Application for clinical development of each AzoneTS drug candidate that successfully completes our reformulation feasibility program.
Value and risks of the purchased research and development
The value (amount recorded as an operating expense in the Statement of Operations for the year ended December 31, 2007) of the purchased research and development candidates are presented in the section: Summary of values assigned to purchased research and development by technology / product, presented above. The primary risk involved with continuing our efforts to complete development of our purchased research and development product candidates relate to our ability to raise sufficient financing to complete product and clinical development.
In addition, except for Durhalieve, all of our product candidates are in early stages of development, and we do not expect these product candidates to be commercially available in the foreseeable future, if at all. Our product candidates are subject to strict regulation by regulatory authorities in the United States and in other countries. In particular, human pharmaceutical therapeutic product candidates are subject to rigorous preclinical and clinical testing and other requirements by the FDA in the United States and similar authorities in other countries in order to demonstrate safety and efficacy. Data obtained from preclinical studies and clinical trials are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to comply with regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. Because our product candidates involve or are expected to involve the application of new technologies or are based upon a new therapeutic approach, they may be subject to substantial additional review by various governmental regulatory authorities, and, as a result, the process of obtaining regulatory approvals for them may proceed more slowly than for product candidates based upon more conventional technologies. In addition, we may encounter delays or rejections due to additional government regulation from future legislation, administrative action or changes in the FDA policy. We do not know whether regulatory agencies will grant approval for any of our product candidates. Even if we complete preclinical studies and clinical trials successfully, we may not be able to obtain regulatory approvals or we may not receive approvals to make claims about our products that we believe to be necessary to effectively market our products.
How periods subsequent to the acquisition may have been affected by the completion of the project and introduction of the technology, including an update of the status of the projects
Following the acquisition of the AzoneTS-based technology, we have continued to advance the development programs for Durhalieve for the treatment of corticosteroid-responsive dermatoses and for the early stage AzoneTS reformulation drug candidates. Unfortunately, due to financial constraints, we have been unable to advance our AzoneTS product development programs as rapidly as we had originally anticipated and none of the specialty pharmaceutical development programs have been completed. We made a strategic decision to focus on the completion and approval of our Symphony tCGM System because we concluded that this product is the most advanced product (as to development effort) in our pipeline, and we believe, the regulatory path to FDA approval may be a more efficient process than our specialty pharmaceutical product candidates.
     [**]
Except as otherwise noted above, the current status of each AzoneTS-based product is set forth in the section entitled “Nature of products acquired.”
In future filings, we will include information of this nature in response to the Staff’s comments.
COMMENT 3. [Regarding your impairment analysis for intangible assets, please tell us and revise future filings to discuss how you determined the estimated future cash flows used to calculate fair value.]
RESPONSE:
With respect to impairment of non-goodwill intangible assets, we follow the provisions of SFAS No. 144, Accounting for the Impairment and Disposal of Long-lived Assets.
Paragraph 7 of SFAS 144 states:
For purposes of this Statement, impairment is the condition that exists when the carrying amount of a long-lived asset (asset group) exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use (paragraph 19) or under development (paragraph 20). An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.
In our determination of when to test a long-lived asset for recoverability, Paragraph 8 of SFAS 144 states:
A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:
a. A significant decrease in the market price of a long-lived asset (asset group)
b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition
c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator
d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)
e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)
f. A current expectation that, more likely than not [more than 50%], a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
In reviewing our long-lived assets as of December 31, 2007 and subsequent quarterly reporting periods in 2008, we concluded that there were no events or changes in circumstances that would indicate that the carrying value of our long-lived assets, including the Intangible Assets relating to our acquisition of ETI, may not be recoverable. In addition, we determined that the useful lives of the intangible assets had not changed. Accordingly, we did not perform an impairment test for recoverability, as described in Paragraph 7 of SFAS 144, of the Intangible Assets related to the capitalizable purchased research and development.
As a matter of policy, when an event or change in circumstance relating to our long-lived assets exists that would raise question of recoverability, we would prepare undiscounted cash flows and compare those to the carrying value of the assets. Any necessary impairment loss would be measured as the amount by which the carrying amount of the long-lived asset (asset group) exceeds its fair value.
In general, the cash flows in the impairment analysis would be estimated using a methodology that is completely consistent with the methodology used to estimate the fair value of the intangible assets when acquired. Key assumptions that would be used in estimating the future cash flows related to the intangible analysis are as follows:
•	Projection Period: We prepare a cash flow forecast for a period generally not to exceed ten years.

•	The potential market size is estimated based on estimates of prescription volume for the products. These estimates are based on industry research related to the incidence of dermatoses and keloid scarring, market sizes for existing comparable products and other internal product research.

•	Projected revenue is estimated utilizing three significant estimates:
•	the estimated number of prescriptions written in the United States relating to dermatoses / keloid scarring, and the potential annual growth,

•	the potential market share of the above products in each year, and

•	average price per prescription, and the potential annual change.
•	Estimated cost to complete is based on our expectations and the historical experience from outside consultants with completing drug production.

•	Operating expenses are estimated based on a number of factors including comparison to the other comparable market participants’ operating expense ratios.

•	A blended federal and state tax rate of 39%.
Utilizing these assumptions, we prepare three separate scenarios; a Best Case, a Base Case and a Worst Case. Our final cash flows for purposes of impairment analysis is a probability weighted average of the three scenarios.
Our disclosure in “Critical Accounting Policies and Estimates” in Item 6. of Form 10-K for future filings relating to our impairment analysis will be as follows:
     Accounting for Impairment and Disposal of Long-Lived Assets — In accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, we review intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that would indicate impairment and trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, or an adverse action or assessment by a regulator. If the carrying value of an asset exceeds its undiscounted cash flows, we write-down the carrying value of the intangible asset to its fair value in the period identified.
For purposes of this analysis, we estimate our cash flows using a projection period not exceeding ten years, market size based on estimated prescription volume, estimated market share, average pricing, estimated costs to complete product development, operating expenses and a blended tax rate. Generally, cash flow forecasts for purposes of cash impairment analysis are prepared on a consistent basis and using a consistent methodology as those prepared for the income approach used to initially estimate the intangible asset’s fair value.
If the carrying value of assets is determined not to be recoverable, we record an impairment loss equal to the excess of the carrying value over the fair value of the assets. Our estimate of fair value is based on the best information available to us, in the absence of quoted market prices.
We generally calculate fair value as the present value of estimated future cash flows that we expect to generate from the asset using the income approach as described above. Significant estimates included in the discounted cash flow analysis as consistent with those described above are used except that we introduce a risk-adjusted discount rate. The risk-adjusted discount rate is estimated using a weighted-average cost of capital analysis. If the estimate of an intangible asset’s remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. For other long-lived assets, we evaluate quarterly whether events or circumstances have occurred that indicate that the carrying value of these assets may be impaired.
Form 10-KSB for the Year Ended December 31, 2007
Item 7. Financial Statements
COMMENT 4. [Tell us your consideration of whether you became a development stage company after the acquisition of ETI and abandonment of the SonoPrep System. It appears that your time is spent establishing a new business (tCGM system) and planned principal operations have not commenced. Refer to paragraphs 8-9 of SFAS 7.]
RESPONSE:
In response to the Staff’s comment, we have not changed our principal operations as of result of the ETI acquisition and have only redirected certain aspects of our product development while discontinuing the sales and marketing activities of a medical device product, the SonoPrep System, that was determined to be not commercially viable and not relevant to our long-term strategic plan. We have not abandoned the SonoPrep System, an ultrasound-based skin permeation system developed by our technical team. As stated in Form 10-KSB, page 10; we believe that SonoPrep could add value to applications where low impedance is critical to enhance signal strength, and motion artifact is a concern. Further, we stated that we believe that SonoPrep remains an important device for our internal research and development programs, including certain drug delivery applications.
The SonoPrep Skin Permeation System was our first generation skin permeation technology for certain applications in transdermal drug delivery and analyte extraction.

Our principal strategy for the past few years was to develop a transdermal continuous glucose monitor (tCGM) that would use a skin permeation system. The SonoPrep System was very effective for tCGM and we used it in hospital and diabetes home use clinical studies through March 2008. During research and development activities of certain applications, we determined that SonoPrep was effective in delivering over-the-counter 4% topical lidocaine. We obtained a 510K clearance from the FDA and commenced selling SonoPrep and related disposable supplies in August 2004 as a secondary business strategy. In the third quarter of 2007, we determined that a stand-alone SonoPrep device for the delivery of topical lidocaine was not commercially relevant to our long-term strategic plan and accordingly ceased actively marketing and selling the product.
The proprietary feedback control mechanism that was developed and made effective in the SonoPrep System has been transferred to our second generation skin permeation system: — The Prelude™ SkinPrep System being developed for our tCGM System: Symphony™ tCGM System. The Symphony System consists of an electrochemical glucose sensor, a composite hydrogel layer, a potentiostat and a short-range RF transmitter. Sensor readings are transmitted to a remote monitor/receiver where data are processed and displayed to the user. The Symphony System is a transdermal system and utilizes the low-cost, easy-to-use permeation method to enhance the flow of interstitial fluids and molecules across the protective membrane of the stratum corneum, the outer most layer of the skin.
The planned operations of tCGM have been in place for several years and currently the product and clinical development efforts are in advanced stages, commencing activities with the FDA to achieve marketing approval.
Finally, we note that we are not aware of any provision in SFAS 7, Accounting and Reporting by Development Stage Enterprises, or other authoritative literature which contemplates the return of an enterprise to the development stage classification subsequent to the time it is determined that an enterprise is no longer considered to be in the development stage.
Form 10-KSB for the Year Ended December 31, 2007
Note 3. Acquisition of ETI, Page F-11
COMMENT 5. [We see that you accounted for the ETI acquisition as a purchase of assets. The purchase price is comprised almost entirely of 6,250,000 shares of common stock. In addition, you changed your name to Echo Therapeutics, Inc. subsequent to the acquisition. We have the following comments as it relates to this transaction:
•	Please tell us how you determined that the ETI acquisition represents the purchase of assets rather than a business combination. Refer to EITF 98-3.

•	Tell us how you considered whether Sontra Medical or ETI is the accounting acquirer in the transaction. We refer you to paragraphs 15-19 of SFAS 141.

•	If ETI is the accounting acquirer, tell us why it is appropriate to assign fair value to the acquired assets and liabilities. Clarify why you should not account for the transaction as a reverse acquisition. In a reverse acquisition, you would record the assets and liabilities of the acquired entity (Sontra Medical) at fair value and include the results of operations of the acquired (legal acquirer) only from the date of the acquisition in the financial statements of the acquirer, even if the acquired entity is the surviving enterprise.
•	If the transaction is determined to be a business combination, tell us why you did not file in a Form 8-K the financial statements of the accounting acquirer under Item 310( c) of Regulation S-B or pro forma financial statements under Item 310(d) of Regulation S-B.]
RESPONSE:
•	Please tell us how you determined that the ETI acquisition represents the purchase of assets rather than a business combination. Refer to EITF 98-3.
In determining that the ETI acquisition represented the purchase of assets rather than a business combination, we considered the guidance in EITF 98-3. First, we noted the following provision in EITF 98-3, “if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.” As disclosed in the 10-KSB, ETI was a development stage company that had not commenced planned principal operations at the time it was acquired.
However, we also performed a further analysis of ETI to determine if the entity met the definition of a business. We noted the following guidance in paragraph 16 of EITF 98-3:
A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.
The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:
Inputs
a. Long-lived assets, including intangible assets, or rights to the use of long-lived assets.
b. Intellectual property.
c. The ability to obtain access to necessary materials or rights.
d. Employees.
Processes
e. The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs
f. The ability to obtain access to the customers that purchase the outputs of the transferred set.
At the time of the acquisition, ETI had no cash, almost no tangible assets, no management team, no sales force, no employees, no marketing or distribution systems, no facilities, no processes, no credit facilities, no customers, no revenue and no long-term vendor or supply contracts. As of December 31, 2006, ETI’s condensed balance sheet was as follows:

$000
Prepaid expenses	$3
Intangibles	75

Total assets	$78

Accrued expenses	$63
Due to related party	1,456
Deferred tax liability	29
Stockholders’ deficit	(1,470)

Total liabilities and stockholders’ deficit	$78

In order to apply the guidance in EITF 98-3, we performed the three step process outlined in paragraph 6. First, we identified the elements included in the transferred set of assets and activities. As noted above, the only substantive asset or activity acquired related to the intangible assets of ETI. Next, we compared the identified transferred elements to those necessary to conduct normal operations. We identified the following critical missing elements; employees, all processes and all outputs. Third, we assessed the significance of the missing elements. We concluded that the missing elements were of sufficient significance to prevent us from concluding that, at the time of acquisition, ETI represented a “self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.”
Additionally, we noted substantially all of the fair value of the transferred set of assets and activities related to intangible assets associated with ETI’s Azone technology. EITF 98-3 states that “If all but a de minimis (say, 3 percent) amount of the fair value of the transferred set of activities and assets is represented by a single tangible or identifiable intangible asset, the concentration of value in the single asset is an indicator that an asset rather than a business is being received.”
We also considered the guidance in SEC Staff Training Manual, Topic 2, Section 2010.2 which states “The staff’s analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition.” We noted the Staff’s primary focus on the existence and continuity of revenue producing activities and the fact that ETI had no revenue producing activities. Additionally, the majority of future operations of the ETI-related assets post-acquisition are expected to be those associated with later-stage technology development with a focus towards commercialization — not research and development activities and expenses incurred for the development of new technology. Additionally, we expected to write-off as in-process research and development many of ETI’s research activities. Finally, we did not expect to have sufficient capital to pursue all in-process research projects that ETI had ongoing at the point of acquisition. Therefore, we did not believe that a sufficient “continuity of revenue producing activities” was expected to exist subsequent to the acquisition.
Based on all these considerations, we concluded that ETI did not represent a business and the transaction should be accounted for as an acquisition of assets.
•	Tell us how you considered whether Sontra Medical or ETI is the accounting acquirer in the transaction. We refer you to paragraphs 15-19 of SFAS 141.
Paragraph 9 of SFAS 141 states, “For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.” Footnote 4 references specifically to EITF 98-3 for purposes of identifying a business. As noted above, we concluded that ETI did not represent a business in accordance with EITF 98-3. Therefore, we did not consider the guidance in SFAS 141 applicable to the ETI transaction.
However, if we were to apply the guidance in paragraph 15-19 of SFAS 141, our conclusion that Sontra was the acquirer would not have changed:
Relative Voting Rights — On the date of the acquisition, Sontra had approximately 11.5 million common shares outstanding as well as approximately .7 million shares under its option plans and warrants to purchase approximately 3.6 million shares for a total of approximately 15.8 million shares of common stock. As part of the acquisition of ETI, Sontra issued 6.25 million shares which represented an approximately 28% interest in the combined entity. Since Sontra’s owners retained the larger portion of the voting rights, this indicates that Sontra was the acquiring entity.
Existence of Larger Minority Voting Interest — Subsequent to the merger, the largest minority shareholder of Sontra was Cato BioVentures with approximately 3 million shares, or 14% of the outstanding voting interests. There were two (2) pre-merger Sontra shareholders with comparable minority interests with approximately 2.4 million shares and 1.2 million shares, respectively. Subsequent to the merger, another minority interest with one shareholder was created with approximately 2.8 million shares. Therefore, an unusually large minority interest was not created as a result of the acquisition. This indicates that Sontra was the acquiring entity.

Composition of the Governing Body — Prior to the acquisition of ETI, Sontra’s board consisted of four members with one vacancy. Simultaneously with the merger, but unrelated to the merger, an existing board member resigned from the board. In conjunction with the acquisition of ETI, both Patrick Mooney and Shawn Singh joined the board of directors. This brought the board to its full complement of five. Therefore, Sontra’s original owners continued to have a majority representation on the board of directors (three out of five board members). This indicates that Sontra was the acquiring entity.
Composition of Senior Management — SFAS 141 defines senior management as chairman of the board, chief executive officer, chief operating officer, chief financial officer and those divisional heads reporting directly to them. In connection with the acquisition of ETI, Michael Wigley continued to be the chairmanof the board. Patrick Mooney, previously with ETI, was appointed CEO. Harry Mitchell, existing Sontra CFO, was appointed Chief Operating Officer and retained as CFO of the Company. Shawn Singh, previously with ETI, was appointed President of the Company but only on a part-time and interim basis. All division heads and other key management team members were existing Sontra employees. Considering all aspects of management after the transaction, we concluded, on balance, that based on retaining the chairmanship of the board, COO, CFO and division heads indicates that Sontra was the acquirer.
Terms of the Exchange of Equity Securities — Not applicable since ETI’s shares were not traded in a public market.
The Company also notes the following general guidance in SFAS 141 related to identifying the acquirer:
In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity.... Commonly, the acquiring entity is the larger entity.
The Staff has noted that Sontra assumed the name “Echo Therapeutics, Inc.” in conjunction with its acquisition of ETI. Our Board of Directors chose to adopt this name because the prior entity’s name: “Sontra Medical” had received negative associations in prior years due mainly to stock market volatility and insufficient funding of its operations. Our Board of Directors determined that the acquisition of ETI and the addition of several new members of the senior management team, that a name change would be appropriate and would be in the best interests of all shareholders.
After considering all the facts and circumstances related to the ETI acquisition, our Board of Directors concluded that Sontra was both the legal and accounting acquirer.
•	If ETI is the accounting acquirer, tell us why it is appropriate to assign fair value to the acquired assets and liabilities. Clarify why you should not account for the transaction as a reverse acquisition. In a reverse acquisition, you would record the assets and liabilities of the acquired entity (Sontra Medical) at fair value and include the results of operations of the acquired (legal acquirer) only from the date of the acquisition in the financial statements of the acquirer, even if the acquired entity is the surviving enterprise.

As noted above, we concluded that Sontra, rather than ETI, was the accounting acquirer.
•	If the transaction is determined to be a business combination, tell us why you did not file in a Form 8-K the financial statements of the accounting acquirer under Item 310( c) of Regulation S-B or pro forma financial statements under Item 310(d) of Regulation S-B.
As noted above, we concluded that the acquisition of ETI did not constitute a business combination under SFAS 141 since ETI did not represent a business. Therefore, we concluded that neither audited financial statements of the accounting acquiree nor pro forma financial statements were required. On September 20, 2007, the Company filed a Form 8-K related to the acquisition of ETI indicating under Item 9.01 that financial statements of ETI and pro forma financial statements would be provided. Subsequently, the Company completed its analysis of the acquisition and concluded that it did not constitute a business combination and that ETI did not constitute a business. Accordingly, on November 9, 2007, we filed an amended 8-K indicating its conclusion that no financial statements or pro forma information was required.
COMMENT 6. [Please tell us and revise future filings to disclose the nature of the $316,815 in transaction costs incurred in the acquisition.]
RESPONSE:
The transaction costs of $316,815 incurred included legal, accounting, asset valuation consultants, corporate services, and investment banker fees with details as follows:
ETI Transaction Costs

Category	Cost
Investment banker fees	$150,000
Legal expenses	130,967
Asset valuation consultants	27,600
Accountants	8,000
Corporate services fees	248

Total	$316,815

We will present this information in future filings, as requested by the Staff.
Form 10-KSB for the Year Ended December 31, 2007
Note 4. Intangible Assets, Page F-13
COMMENT 7. [Regarding your technology related intangible assets, please tell us why the $6.8 million asset related to the two (2) in-process Durhalieve-related pharmaceutical products meet the capitalization standards of paragraph 39, A14 and A25 of SFAS 141. Demonstrate that the assets meet the contractual- legal criterion for the recognition as an intangible asset and how you concluded that this technology should not be recorded as purchased research and development.]

RESPONSE:
As noted above in response to Staff Comment 5, we concluded that ETI did not constitute a “business” and that, therefore, the acquisition of ETI did not constitute a “business combination” as defined in SFAS 141. Accordingly, we recorded the acquisition of ETI in accordance with SFAS 142 rather than SFAS 141. Specifically, the Company followed the provisions of paragraph of SFAS 142 which states:
An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value. General concepts related to the initial measurement of assets acquired in exchange transactions, including intangible assets, are provided in paragraphs 5-7 of Statement 141.6 The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.7

[6]	Although those paragraphs refer to determining the cost of the assets acquired, both paragraph 6 of Statement 141 and paragraph 18 of APB Opinion No. 29, Accounting for Nonmonetary Transactions, note that, in general, cost should be measured based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more reliably measurable.

[7]	Statement 141 requires intangible assets acquired in a business combination that do not meet certain criteria to be included in the amount initially recognized as goodwill. Those recognition criteria do not apply to intangible assets acquired in transactions other than business combinations.

As noted in footnote 7 to paragraph 9 of SFAS 142, since goodwill cannot result from the acquisition of assets or groups of assets that do not constitute a business combination, the recognition criteria outlined in SFAS 141 do not apply to the acquisition of ETI. Specifically, paragraph B36 of SFAS 142 states, “The Board observed that the contractual-legal criterion and the separability criterion are the basis for distinguishing between intangible assets and goodwill acquired in business combination transactions and are not applicable to other transactions in which intangible assets are acquired (because goodwill arises only in business combinations or in transactions accounted for like business combinations).”
Rather, we followed the guidance in SFAS 142, paragraph B29:
“The Board noted that, to be recognized, intangible assets acquired in transactions other than business combinations must meet the four fundamental recognition criteria for assets in paragraph 63 of FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises. Those criteria are that the item meets the assets definition, it has an attribute that is measurable with sufficient reliability, the information about it is capable of making a difference in user decisions, and the information is representationally faithful, verifiable, and neutral.”

Finally, we also considered the further guidance in paragraph B37 of SFAS 142 which states:
The Board also noted that Statement 141 contains a presumption that an intangible asset that meets the contractual-legal criterion or the separability criterion also would meet the asset recognition criteria in Concepts Statement 5. The Board observed that intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination also may meet the asset recognition criteria in Concepts Statement 5 even though they do not meet either the contractual-legal criterion or the separability criterion.”
Therefore, any intangible asset that met the contractual-legal criteria outlined in SFAS 141 was presumed to meet the requirements of Concepts Statement 5 and was capitalized at fair value. However, we also considered whether there were other intangible assets that met the requirements of FASB Concepts Statement 5 and would therefore be required to be capitalized under SFAS 142.
As described in Note 3 to our 2007 financial statements included in our Form 10-KSB, we identified three separate intangible assets that comprise the Technology Related Intangible Assets. The first intangible asset is the patent for AzoneTS. Patented technology is one of the specifically identified intangibles listed in paragraph A14 of SFAS 141 as meeting the contractual-legal criterion. The second intangible asset group consists of the AzoneTS Drug Master Files which includes 20 years of technical and clinical data related to Azone, including test results, analysis, FDA documentation and related information, and the Durhalieve Drug Master File. The information contained in these Drug Master Files is critical to all future Azone-related drugs. As the Drug Master Files represent essentially a database of technical and clinical data where much of that data represent trade secrets, we concluded that it met the requirements for recognition as an intangible asset in accordance with paragraphs A27 and A28 of SFAS 141. Finally, we considered whether there were other assets that met the asset recognition criteria in Concepts Statement 5.
At the time of the acquisition, ETI was developing approximately 40 drug reformulation concepts based on the AzoneTS patented technology and the Azone Drug Master File data. Included in these drug concepts were 3 products that had been tested in clinical trials and 8 products that were in the early stages of pre-clinical development. After reviewing these 11 drug concepts, we identified only two (Durhalieve for the treatment of cortisteroid-responsive dermatoses and Durhalieve for the treatment keloid scarring) that we concluded met the recognition requirements of FASB Concepts Statement 5. In arriving at that conclusion, we considered the fundamental recognition criteria in Concepts Statement 5; Definition, Measurability, Relevance and Reliability.
Definition — Concepts Statement 6 defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” The Company considered all three required elements of an asset; (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. With respect to probability of future economic benefits, the Company identified these two drug applications as being at such an advanced stage that it was highly probable that the Company will receive economic benefits in the future. “Probable” within the context for Concepts Statement 6 “refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved.” In the Company’s judgment, based on its due diligence activities, significant analysis subsequent to acquisition and input from outside valuation resources, the realization of future economic benefits from these two drug applications was at least “probable.” This was not true for the other nine identified drug applications or 30 drug concepts. The Company can obtain the benefits resulting from these drug applications due to ownership of the patent and the drug master file. The acquisition of ETI was the transaction or event that gave rise to the Company’s right to the benefits of these drug applications. Therefore, the Company concluded that the drug applications met the definition of an asset on the acquisition date.
Measurability — Measurability relates to an item “that can be quantified in monetary units with sufficient reliability.” Paragraph 67 of Concepts Statement 6 describes five different attributes of assets that are used in present practice including the present value of future cash flows. As disclosed in the 10KSB, the Company was able to prepare discounted cash flow models for these two applications. In determining the measurability of these intangible assets, the Company considered measurability together with both relevance and reliability, as discussed below.
Relevance — In order to be considered relevant, “information about an item must have feedback value or predictive value (or both) for users and must be timely. Information is relevant if it has the capacity to make a difference in investors’, creditors’, or other users’ decisions.” In the Company’s judgment, information about the value of these two drug applications is highly relevant. The value expected to be derived from these drug applications was critical in the Company’s decision to make the ETI acquisition and was a principle driver of the Company’s determination of ETI’s value. Therefore, providing this information to existing and potential investors is considered meaningful and relevant.
Reliability — In order to be considered reliable, “information about an item must be representationally faithful, verifiable, and neutral. To be reliable, information must be sufficiently faithful in its representation of the underlying resource, obligation, or effect of events and sufficiently free of error and bias to be useful to investors, creditors, and others in making decisions.” The Company contends that it went to great lengths to determine if sufficient, reliable information existed about all 41 drug candidates before making the determination that it did exist for only these two drug candidates. Additionally, the Company utilized a valuation resource to assist us reviewing its research, assumptions and performing certain valuation techniques for consideration by management. In the Company’s judgment, the valuation of these drug candidates was based on “faithful, verifiable, and neutral” information including all key valuation assumptions such as discount rates, contributory asset charges, prescription volumes and growth, selling prices, operating expenses, etc. The Company also considered three alternate scenarios (base, best and worst cases) for these two drug applications. However, the Company recognized that, as described in Concepts Statement 5, “[u]navailability or unreliability of information may delay recognition of an item, but waiting for virtually complete reliability or minimum cost may make the information so untimely that it loses its relevance. At some intermediate point, uncertainty may be reduced at a justifiable cost to a level tolerable in view of the perceived relevance of the information. If other criteria are also met, that is the appropriate point for recognition.” Therefore, the Company concluded that in its judgment, for these two drug application, the uncertainty had been reduced “to a level tolerable in view of the perceived relevance of the information” given the significant relevance of the information.
Based on this analysis, we concluded that the two identified drug applications met the requirements for recognition as an intangible asset in accordance with Concepts Statement 5 and SFAS 142.
Form 10-KSB for the Year Ended December 31, 2007
Note 10. Common Stock, Page F-17
COMMENT 8. [ Please tell us and revise future filings to disclose how you valued the warrants issued to Burnham Hill Partners in connection with the ETI acquisition and for financial advisor services., In future filings, for all warrant issuances, please disclose how the warrants were valued and accounted for, including the model(s) and all significant assumptions. Footnote disclosure should also include a description of all significant terms and provisions of warrants.
RESPONSE:
     The fair value of warrants issued and outstanding to Burnham Hill Partners (BHP) during the year ended December 31, 2007 was determined using the Black-Scholes option pricing model and amounted to approximately $1,122,000. In connection with warrants issued to BHP in connection with the ETI acquisition, we estimated a fair value of warrants to purchase 425,000 shares of our common stock, $.01 par value, at approximately $989,000. This amount was included in the purchase price of ETI. In connection with warrants issued to BHP in connection with financial advisory services, we estimated a fair value of warrants to purchase 60,000 shares of our common stock, $.01 par value, at approximately $133,000. This amount was included in selling, general and administrative expenses.
     The assumptions used in connection with the Black-Scholes option pricing model for common stock warrants granted BHP during the year ended December 31, 2007 were as follows:

2007
Risk-free interest rate	4.72%
Expected dividend yield	—
Expected term	5 years
Forfeiture rate (contractual term)	0%
Expected volatility	159% — 161%
     Expected volatilities are based on historical volatility of our common stock using historical periods consistent with the expected term of the warrant. The risk-free rate is based on the yield of a U.S. Treasury security with a term consistent with the warrant.
     The ETI acquisition warrants and the financial advisory services warrants have a term of five (5) years, a non-redeemable feature, a cashless exercise provision, standard weighted average anti-dilution protection and piggy back registration rights.
     We will include this information in future filings, as requested by the Staff, along with a description of the significant terms and provisions of the warrants.
Form 10-KSB for the Year Ended December 31, 2007
Exhibits 31.1 and 31.2
COMMENT 9. [We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that you should comply with any applicable futures comments in the abbreviated amendment.]
RESPONSE:
In response to the Staff’s comment, we filed a Form 10-KSB/A on January 14, 2009 to incorporate the language in paragraph 4 of Item 601)(b)(31)(i) of Regulation S-K.
COMMENT 10. [We note that you refer to the “small business issuer: throughout the certification required by Exchange Act Rule 13a-14(a) rather than “registrant” as outlined in item 601(b)(31)(i) of Regulation S-B. In addition, paragraphs 4 and 5 state “I am responsible” and “I have disclosed” rather than “The registrant’s other certifying officer(s) and I.” The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. In future filings, the wording in the certification should be consistent with Item 601(b)(31)(i) of Regulation S-B.]
RESPONSE:
In response to the Staff’s comment, we will in all future filings include the wording in the certification to be consistent with Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2008
Consolidated Balance Sheets
COMMENT 11. [Please revise future quarterly filing to remove the notation “audited” from the balance sheet for the prior fiscal year, since full audited financial statements, including an audit option, are not included.]
RESPONSE:
In response to the Staff’s comment, we will revise all future quarterly filings to remove the notation “audited” from the balance sheet for the prior fiscal year.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Note 5. Notes Payable
COMMENT 12. [Regarding the warrants recorded as a derivative liability for the 2008 Senior Secured Note, please tell us how you considered the guidance of FSP EITF 00-19-2 which states that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized and measured separately in accordance with SFAS 5 and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss. Please also note that Paragraph 8 of FSP EITP 00-19-2 states that an entity should recognize and measure a registration payment arrangement as a separate unit of account from the financial instrument(s) subject to that arrangement in accordance with other applicable GAAP. We see that you recognized a derivative loss of $587,000 during 2008 and the derivative liability was reclassified to equity in May 2008 as a result of Amendment No. 1, which eliminated the registration requirement. Please advise.]
RESPONSE:
In determining the appropriate accounting for the warrants, we considered the provisions of FSP EITF 00-19-2 as well as EITF 00-19.
The registration rights agreement, which covers the Warrant Shares, states the following regarding our registration obligations in Section 2(b):
We shall use our best efforts to cause the Registration Statement to become effective as soon as practicable following the filing thereof, but in no event later than the Registration Deadline [emphasis added].
The registration rights agreement defines the Registration Deadline as being “180 days after the Closing Date.” Therefore, we had an unconditional obligation to deliver registered shares in settlement of the warrants.
Paragraph 14 of EITF 00-19 states the following:
The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18 below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability.
As noted in Paragraph 14, delivery of registered shares is not within our control and since this is our only settlement alternative, we concluded that the warrants were appropriately recorded as a liability. We note that this conclusion was unrelated to any cash payments we could be required to make for liquidated damages under the registration rights agreement. That is, we did not conclude that one settlement alternative (delivery of unregistered shares) was uneconomic due to potential liquidated damage payments. Rather, we concluded that the only settlement alternative was to deliver registered shares due to the unconditional registration requirement and that our ability to deliver those registered shares was not within our control in accordance with paragraph 14 of EITF 00-19.
We did consider the provisions of FSP EITF 00-19-2 as they related to our obligation to make certain payments under the registration rights agreement. We concluded that at no point was it probable that we would be required to make liquidated damages payments under the registration rights agreement. Therefore, we did not accrue any liquidated damages under the registration rights agreement. We note that paragraph 8 of FSP EITF 00-19-2 which states:
“The financial instrument(s) subject to the registration payment arrangement shall be recognized and measured in accordance with other applicable GAAP.... without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement.” [Emphasis added.]
We conclude that we did, in fact, evaluate the warrants in accordance with other applicable GAAP (ie. EITF 00-19) without regard to the contingent obligation to transfer consideration.
On May 14, 2008, we executed Amendment No. 1 registration rights agreement which eliminated our unconditional obligation to deliver registered shares in settlement of the warrants. As a result, we marked the warrants to market through May 14, 2008 and reclassified that amount to additional paid-in capital in accordance with paragraph 10 of EITF 00-19.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Exhibits 31.1 and 31.2
COMMENT 13. [We note that in Paragraph 4, you do not include the statement “(as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) after “internal control over financial reporting.” The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. In future filings, the wording in the certification should be consistent with the Item 601(b) (31) (i) of Regulation S-K.]

RESPONSE:
In response to the Staff’s comment, we will use the exact wording of the required certifications in Item 601 (b)(31)(i) of Regulation S-K in all future filings.
**********
     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Harry G. Mitchell, our Chief Financial Officer, at (508) 530-0311.

Very truly yours, Echo Therapeutics, Inc.
By:
	Name:	Harry G. Mitchell
	Title:	Chief Financial Officer

cc:	Mr. Brian Cascio

Mr. Martin F. James

Ms. Kristin Lochhead

(Securities and Exchange Commission)

Matthew McDonald, Esq.

(Drinker Biddle & Reath LLP)

Mr. Patrick T. Mooney, Chairman and CEO

Mrs. Kimberly Burke, Attorney

(Echo Therapeutics, Inc.)